Exhibit 21.01

SOUTHWEST GAS CORPORATION

LIST OF SUBSIDIARIES OF THE REGISTRANT

AT DECEMBER 31, 2006

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE

Paiute Pipeline Company	Nevada

Northern Pipeline Construction Co.	Nevada

Southwest Gas Transmission Company	Partnership between Southwest Gas Corporation and Utility Financial Corp.

Southwest Gas Capital II, III, IV	Delaware

Utility Financial Corp.	Nevada

Black Mountain Gas Company	Minnesota